Exhibit 3.1

Amended and Restated Certificate of Incorporation

of

Calpine Corporation

Calpine Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The Corporation filed its original Certificate of Incorporation with the Delaware Secretary of State on June 21, 1982. The Corporation was originally incorporated under the name Electrowatt Services Inc.

2. On December 20, 2005, the Corporation and certain of its affiliates filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) (Case No. 05-60200 (BRL)). This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Sections 242, 245 and 303 of the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to the authority granted to the Corporation under Section 303 of the DGCL to put into effect and carry out the Sixth Amended Joint Plan of Reorganization pursuant to Chapter 11 of the United States Bankruptcy Code of Calpine Corporation, as confirmed on December 19, 2007 by order (the “Order”) of the Bankruptcy Court (the “Plan”). Provision for the filing of this Amended and Restated Certificate of Incorporation is contained in the Plan as confirmed by the Order of the Bankruptcy Court having jurisdiction under the Bankruptcy Code for the reorganization of the Corporation under Chapter 11 of the Bankruptcy Code.

3. This Amended and Restated Certificate of Incorporation has been duly executed and acknowledged by an officer of the Corporation designated by such Order in accordance with the provisions of Sections 242, 245 and 303 of the DGCL.

4. The certificate of incorporation of the Corporation is hereby amended and restated in its entirety as follows:

ARTICLE I

Section 1.01 The name of the Corporation is Calpine Corporation.

Section 1.02 The Corporation is to have perpetual existence.

ARTICLE II

Section 2.01 The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

Section 3.01 The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL, as from time to time amended.

ARTICLE IV

Section 4.01 Capitalization. The total number of shares of all classes of stock that the Corporation is authorized to issue is 1,500,000,000 shares, consisting of 100,000,000 shares of Preferred Stock, par value $0.001 per share (“Preferred Stock”) and 1,400,000,000 shares of Common Stock, par value $0.001 per share (“Common Stock”). The number of authorized shares of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Section 4.02 Purchase of Shares by the Corporation. The Corporation may purchase any shares of outstanding capital stock of the Corporation or the right to purchase any such shares of capital stock from any holder thereof on terms and conditions established by the Board of Directors or a duly authorized committee thereof.

Section 4.03 Preferred Stock.

(A) The Board of Directors of the Corporation is hereby expressly authorized, by resolution or resolutions and without stockholder approval, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including, subject to Section 4.05 hereof, voting powers, if any), preferences and relative, participating, optional or other rights, if any, or the qualifications, limitations or restrictions thereof, of the shares of such series. The designations, powers, preferences and relative, participating, optional and other rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(B) Holders of a series of Preferred Stock, as such, shall not be entitled to vote on any matter except as otherwise required by law or as shall expressly be granted thereto by this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to such series).

Section 4.04 Common Stock.

(A) Voting Rights.

(1) Except as otherwise provided herein, each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, to the fullest extent permitted by law, holders of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

(2) Except as otherwise required in this Amended and Restated Certificate of Incorporation or by applicable law, the holders of Common Stock shall vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock).

(3) No holder of Common Stock shall have any preemptive rights with respect to the Common Stock or any other securities of the Corporation, or to any obligations convertible (directly or indirectly) into securities of the Corporation, whether now or hereafter authorized.

(B) Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends, dividends may be declared and paid on the Common Stock out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board in its discretion shall determine.

(C) Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to payments upon the dissolution, liquidation or winding up of the Corporation shall be entitled, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder.

Section 4.05 Non-Voting Equity Securities. The Corporation shall not issue any class of non-voting equity securities; provided, however, that this Section 4.05 may be amended or eliminated in accordance with applicable law from time to time in effect.

Section 4.06 No Cumulative Voting. No stockholder of the Corporation shall be entitled to cumulate his or her voting power.

ARTICLE V

Except as otherwise provided in this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors, by affirmative vote of a majority of the whole Board of Directors, is expressly authorized to adopt, amend or repeal any or all of the Bylaws of the Corporation. Except as otherwise provided in this Amended and Restated Certificate of Incorporation, the Bylaws may also be adopted, amended or repealed by the affirmative vote of a majority of the shares of the Corporation entitled to vote generally in elections of Directors that are present at a duly called annual or special meeting of stockholders at which a quorum is present.

ARTICLE VI

Any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of the Company and may not be effected by any consent in writing of such stockholders.

ARTICLE VII

Section 7.01 In the event that both:

(A) the Market Capitalization (as defined below) of the Corporation has decreased (adjusted for any extraordinary dividends, as determined in good faith by the Board of Directors) by at least 35% (such market capitalization, the “Trigger Price”) from the Emergence Date Market Capitalization (as defined below), and

(B) at least 25 percentage points of “owner shift” has occurred with respect to the Corporation’s equity for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder (collectively, “Section 382”) since the Corporation’s most recent “ownership change,” as reasonably determined by the Corporation (in consultation with outside counsel) in accordance with Section 382 (subsections (A) and (B) are collectively referred to herein as the “Trigger Provisions”), then the Corporation’s Board of Directors shall meet on an expedited basis to determine whether to impose restrictions on the trading of the Corporation’s stock in accordance with this Article VII and to determine the specific terms of such restrictions.

“Market Capitalization” as of any date means the Corporation’s then market capitalization calculated using the rolling 30 day weighted average trading price of the Corporation’s Common Stock. “Emergence Date Market Capitalization” means the Corporation’s market capitalization calculated using the weighted average trading price of the Corporation’s Common Stock over the 30 day period following the date on which the Corporation emerges from Chapter 11 bankruptcy protection (the “Emergence Date”), which such market capitalization the Corporation shall announce via press release and the filing of a Form 8-K promptly after it is determined.

Section 7.02 If the Corporation’s Board of Directors determines to impose trading restrictions on transfers of the Corporation’s stock pursuant to Section 7.01, which shall require the affirmative vote of at least two thirds ( 2/3) of all Directors, then the Corporation shall promptly announce the imposition and terms of such trading restrictions by means of a press release and the filing of a Current Report on Form 8-K with the Securities and Exchange Commission. The terms of such restrictions, including the form of any notice or application documentation that may be associated with such restrictions, shall also be described by the Corporation in each quarterly and annual report filed by the Corporation with the Securities and Exchange Commission.

Section 7.03 If the Corporation’s Board of Directors determines to impose trading restrictions on transfers of the Corporation’s stock in accordance with Sections 7.01 and 7.02, the principal terms of such trading restrictions shall be as follows. The Board of Directors shall have the authority in its sole discretion to determine and establish the definitive and ancillary terms of such trading restrictions, so long as such terms are consistent with the provisions of this Article VII:

(A) Any acquisition of the Corporation’s stock by a person or entity who is not a 5% stockholder of the Corporation will be null and void ab initio as to the purchaser to the extent such acquisition causes such person or entity to become a 5% stockholder of the Corporation, unless the acquisition of such stock (i) was previously approved in writing by the Corporation’s Board of Directors, or (ii) will not result in an increase in an “owner shift” for purposes of Section 382 in excess of any “owner shift” that would have occurred if the seller had sold the same amount of stock through general public market transactions (e.g., because the stock is purchased from another 5% stockholder whose stock acquisition had caused an owner shift) (a “Permitted Acquisition”).

(B) Any person or entity that is a 5% stockholder of the Corporation shall not be permitted to acquire any additional stock of the Corporation without the prior written consent of the Corporation’s Board of Directors, unless the acquisition is a Permitted Acquisition. Any such acquisition of stock that is not a Permitted Acquisition will be null and void ab initio as to the purchaser.

(C) Any stockholder of the Corporation seeking to use the “Permitted Acquisition” exception in the case of Section 7.03(A) or (B) above shall either (i) contemporaneously with such Permitted Acquisition, notify the Corporation in writing of such transaction, represent in writing to the Corporation that such transaction is a Permitted Acquisition and acknowledge in writing that if such transaction is not a Permitted Acquisition it will be subject to the consequences set forth in this Article VII or (ii) prior to such transaction, notify the Corporation of its intent to engage in a Permitted Acquisition and provide relevant factual information sufficient to establish that the acquisition will qualify as a Permitted Acquisition, and within 10 days of such notice, the Corporation shall indicate whether such proposed transaction will qualify as a Permitted Acquisition.

(D) The Corporation shall announce by press release and the filing of a Form 8-K if its Board of Directors shall determine that trading restrictions are no longer required, or if the Trigger Provisions are no longer satisfied; provided, however, that if trading restrictions shall be imposed following a decline in the value of the Corporation’s market capitalization, any increase in the value of the Corporation’s stock shall not result in the lapse of such trading restrictions unless such increase (determined on a weighted average 30 day trading period) shall be at least 10% greater than the Trigger Price.

(E) No stockholder shall be subject to any limitations on the disposition of shares as a result of this Article VII.

Section 7.04 All stockholders of the Corporation that have filed or would be required to file a Schedule 13D or 13G with the Securities and Exchange Commission with respect to the Corporation shall be required to provide the following information to the Corporation regarding such stockholder’s ownership of the Corporation’s stock: (i) the dates of the acquisition and disposition of all such stock, (ii) the amounts of such acquisitions and dispositions, and (iii) such other information as may be reasonably necessary for the Corporation to determine the effect of such acquisition or disposition on the Corporation’s net operating loss carryforward or as may be required by applicable law or regulation. Such information shall be provided within five business days of the Corporation’s request, and, at the stockholder’s request, the Corporation shall execute a standard confidentiality agreement with respect to such information.

Section 7.05 The Board of Directors’ ability to impose trading restrictions pursuant to this Article VII shall terminate on the fifth anniversary of the Emergence Date; provided, however, that any trading restrictions imposed by the Board of Directors pursuant to this Article VII prior to such fifth anniversary shall remain in full force and effect until the Trigger Provisions are no longer satisfied.

Section 7.06 Except as provided in this Amended and Restated Certificate of Incorporation, after the Effective Date, the Corporation shall not impose any trading restrictions on transfers of the Corporation’s stock.

Section 7.07 Unless otherwise defined herein, all terms used in this Article VII (including but not limited to the definition of a “5% stockholder”) are intended to have the meanings ascribed to them under Section 382 and shall be construed accordingly.

ARTICLE VIII

Subject to the provisions of this Article VIII, the Corporation reserves the right to amend, add to or repeal any provision contained in this Certificate of Incorporation. The provisions set forth in Articles VI, VII, and VIII of this Certificate of Incorporation and Sections 2.2, 2.7, 3.2, 3.5, 3.6, 3.7, 3.8, and 7.9 of the Corporation’s Amended and Restated Bylaws may not be repealed or amended in any respect unless such action is approved by the affirmative vote of a majority of all shares of the Corporation entitled to vote generally in elections of Directors. Additionally, the provisions set forth in Sections 2.6, 2.8, 2.9, and 3.4 of the Corporation’s Amended and Restated Bylaws may not be repealed or amended in any respect unless the action is approved by both the affirmative vote of a majority of the whole Board of Directors and the affirmative vote of a majority of all shares of the Corporation entitled to vote generally in elections of Directors.

ARTICLE IX

A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the Director derived any improper personal benefit. If the DGCL is hereafter amended to authorize, with the approval of a corporation’s stockholders, further reductions in the liability of a corporation’s Directors for breach of fiduciary duty, then a Director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification. This Corporation is authorized to indemnify the Directors and officers of this Corporation, as well as employees and agents of the Corporation, to the fullest extent permissible under Delaware law.

ARTICLE X

The Corporation elects to be governed by Section 203 of the DGCL.

IN WITNESS WHEREOF, Calpine Corporation has caused this Certificate to be signed by a duly authorized officer of the Corporation on this 31st day of January, 2008.

CALPINE CORPORATION a Delaware corporation

By:	/s/ Robert P. May
Name:	Robert P. May
Its:	Chief Executive Officer